Real Estate Leases with the Subsidiaries

	1. Name of lessee (major shareholder)	KT Freetel Co., Ltd. (“KTF”) KT Submarine Co., Ltd. KT Hitel Co., Ltd. (“KTH”) KT Networks Co., Ltd. (“KTN”) KT Linkus Co., Ltd.

	— Relationship with company	Subsidiaries

2. Details of lease

	— Beginning date	January 1, 2006

	— Real estate leased	Office Buildings

	— Location of real estate	41 locations across the country

- Terms	Lease period	January 1, 2006 to December 31, 2006

	Total lease amount	Won 25,112,617,078 (including deposit and lease payment)

	3. Date of board resolution	December 31, 2005

	4. Applicability of Fair Trade Act	Not applicable